					Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	January 29, 2010	January 28, 2011	February 3, 2012	February 1, 2013	January 31, 2014
Earnings:
Earnings Before Income Taxes	$2,825	$3,228	$2,906	$3,137	$3,673
Fixed Charges	468	486	524	605	623
Capitalized Interest [1]	(19)	(4)	—	6	8
Adjusted Earnings	$3,274	$3,710	$3,430	$3,748	$4,304

Fixed Charges:
Interest Expense [2]	331	352	385	463	478
Rental Expense [3]	137	134	139	142	145
Total Fixed Charges	$468	$486	$524	$605	$623

Ratio of Earnings to Fixed Charges	7.0	7.6	6.5	6.2	6.9

[1] Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.
[2] Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.
[3] The portion of rental expense that is representative of the interest factor in these rentals.